As filed with the Securities and Exchange Commission on February 21, 2001.

                                              Securities Act File No.333-47282
                                      Investment Company Act File No.811-08349

==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -----------
                                   FORM N-14
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
|_|          Pre-Effective Amendment No.  |X|   Post-Effective Amendment No. 1
                       (Check appropriate box or boxes)

                                 -------------

                       MuniHoldings Florida Insured Fund
            (Exact Name of Registrant as Specified in Its Charter)

                                (609) 282-2800
             (Registrant's Telephone Number, including Area Code)


                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

                                --------------

                                Terry K. Glenn
                       MuniHoldings Florida Insured Fund
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
                               Mailing Address:
                P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                                ---------------

                                  Copies to:

        Frank P. Bruno, Esq.                Michael J. Hennewinkel, Esq.
          BROWN & WOOD LLP             MERRILL LYNCH INVESTMENT MANAGERS, L.P.
       One World Trade Center                 800 Scudders Mill Road
       New York, NY 10048-0557                Plainsboro, NJ 08536











==============================================================================

This amendment consists of the following:

(1)      Facing Sheet of the Registration Statement.
(2)      Part C of the Registration Statement (including signature page).

         The Proxy Statement and Prospectus are incorporated by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-47282) filed on November 7, 2000.

         This amendment is being filed solely to file as Exhibit No. 12 to this Registration Statement the private letter ruling received from the Internal Revenue Service.

                                    PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

         Section 5.3 of the Registrant's Amended and Restated Declaration of Trust, a form of which was previously filed as an exhibit to the Common Shares Registration Statement (defined below); Article VI of the Registrant's By-Laws, which was previously filed as an exhibit to the Common Shares Registration Statement, and the Investment Advisory Agreement, a form of which was previously filed as an exhibit to the Common Shares Registration Statement, provide for indemnification.

         "The Trust shall indemnify each of its Trustees, officers, employees, and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustee to the effect that if either the matter of willful malfeasance, gross negligence or reckless disregard of duty, or the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or in Section
5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this
Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification."

         The Registrant's By-Laws provide that insofar as the conditional advancing of indemnification moneys pursuant to Section 5.3 of the Declaration of Trust for actions based upon the Investment Company Act of 1940 may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the receipt to repay that amount of the advance which exceeds the amount to which it is ultimately determined he is entitled to receive from the Registrant by reason on indemnification; and (iii)(a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the receipt of the advance ultimately will be found entitled to indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant and the principal underwriter in connection with any successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

         Reference is made to Section six of the Purchase Agreement relating to the indemnification of the underwriter.

Item 16. Exhibits.

1.   (a) --   Declaration of Trust of the Registrant, dated September 8, 1997.
              (a)

     (b) --   Articles of Amendment relating to name change. (a)

     (c) --   Articles of Amendment relating to name change. (b)

     (d) -- Form of Certificate of Designation creating the Series A AMPS and the Series B AMPS. (c)

     (e) -- Form of Certificate of Designation creating the Series C AMPS, the Series D AMPS and the Series E AMPS. (e)

     (f) -- Form of Amendment to Certificate of Designation creating the Series A AMPS and the Series B AMPS. (g)

2.       --   By-Laws of the Registrant. (a)

3.       --   Not Applicable.

4.       --   Form of Agreement and Plan of Reorganization between the
              Registrant and MuniHoldings Florida Insured Fund V (included in
              Exhibit II to the Proxy Statement and Prospectus contained in this Registration Statement). (c)

5.   (a) --   Copies of instruments defining the rights of shareholders, including the relevant portions of the Declaration of Trust and the By-Laws of the Registrant. (d)

     (b) -- Form of specimen certificate for the Common Shares of the Registrant. (a)

     (c) --   Form of specimen certificate for the AMPS of the Registrant. (c)

6.       --   Form of Investment Advisory Agreement between Registrant and
              Fund Asset Management, L.P. (a)

7.   (a) --   Form of Purchase Agreement for the Common Shares. (a)

     (b) --   Form of Purchase Agreement for the AMPS. (c)

     (c) --   Form of Merrill Lynch Standard Dealer Agreement. (a)

8.       --   Not applicable.

9.       --   Custodian Contract between the Registrant and the Bank of New
              York ("BONY"). (c)

10.      --   Not applicable.

11.      --   Opinion and Consent of Brown & Wood LLP, counsel for the
              Registrant. (c)

12.      --   Private Letter Ruling from the Internal Revenue Service.

13.  (a) --   Transfer Agency, Dividend Disbursing Agency and Shareholder
              Servicing Agency Agreement between the Registrant and BONY. (a)

     (b) -- Form of Auction Agent Agreement between the Registrant and BONY (formerly IBJ Whitehall Bank & Trust Company). (c)

     (c) --   Form of Broker-Dealer Agreement. (c)

     (d) --   Form of Letter of Representations. (c)

14.  (a) --   Consent of Deloitte & Touche LLP, independent auditors for the
              Registrant. (c)

     (b) -- Consent of Deloitte & Touche LLP, independent auditors for MuniHoldings Florida Insured Fund V. (c)

15.      --   Not applicable.

16.      --   Power of Attorney. (c)

17.      --   Code of Ethics. (f)

--------------

(a) Incorporated by reference to the Registrant's Registration Statement on Form N-2 relating to the Registrant's Common Shares (File No. 333-35219) (the "Common Shares Registration Statement"), filed on September 9, 1997.

(b) Incorporated by reference to Pre-Effective Amendment No. 1 to the Common Shares Registration Statement, filed on September 23, 1997.

(c) Incorporated by reference to the Registrant's Registration Statement on Form N-2 relating to the Registrant's Auction Market Preferred Stock (File No. 333-32483) (the "AMPS Registration Statement"), filed on October 1, 1997.

(d)      Reference is made to Article V, Article VI (sections 2, 3, 4, 5 and
         6), Article VII, Article VIII, Article X, Article XI, Article XII and
         Article XIII of the Registrant's Declaration of Trust, previously filed as Exhibit (1) to the Common Stock Registration Statement, and to Article II, Article III (sections 1, 2, 3, 4, 5 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws previously filed as Exhibit (2) to the Common Stock Registration Statement. Reference is also made to the Form of Certificate of Designation filed as Exhibit 1(d) to the AMPS Registration Statement and as Exhibit 1(e) hereto.

(e) Filed on October 5, 1999 as an Exhibit to Registrant's Registration Statement on Form N-14 (File No. 333-88463).

(f)      Incorporated by reference to Exhibit 15 to Post-Effective
         Amendment No. 8 to the Registration Statement on Form N-1A of Merrill Lynch Middle East/Africa Fund, Inc. (File No. 33-55843), filed on March 29, 2000.

(g) Filed on October 4, 2000 as an Exhibit to Registrant's Registration Statement on Form N-14 (File No. 333-47282).

(h) Included on the signature page of the N-14 Registration Statement filed on October 4, 2000 and incorporated herein by reference.

Item 17.  Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The Registrant undertakes to file, by post-effective amendment, either a copy of the Internal Revenue Service private letter ruling applied for or an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such ruling or opinion.

                                  SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 21st day of February, 2001.

                                     MUNIHOLDINGS FLORIDA INSURED FUND
                                     (Registrant)

                                     By:  /s/  Donald C. Burke
                                        -------------------------------------
                                        (Donald C. Burke, Vice President and
                                         Treasurer)


         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signatures                                    Title                                Date
                 ----------                                    -----                                ----

               Terry K. Glenn*                            President and Trustee
-------------------------------------------            (Principal Executive Officer)
              (Terry K. Glenn)

                                                         Vice President and Treasurer
              Donald C. Burke*                           (Principal Financial and
-------------------------------------------                   Accounting Officer)
              (Donald C. Burke)


              Ronald W. Forbes*               Trustee
-------------------------------------------
              Ronald W. Forbes

           Cynthia A. Montgomery*             Trustee
-------------------------------------------
            Cynthia A. Montgomery

             Charles C. Reilly*               Trustee
-------------------------------------------
              Charles C. Reilly

               Kevin A. Ryan*                 Trustee
-------------------------------------------
                Kevin A. Ryan

             Roscoe S. Suddarth*              Trustee
-------------------------------------------
             Roscoe S. Suddarth

              Richard R. West*                Trustee
-------------------------------------------
               Richard R. West

               Arthur Zeikel*                 Trustee
--------------------------------------------
                Arthur Zeikel

             Edward D. Zinbarg*                Trustee
--------------------------------------------
              Edward D. Zinbarg

*By:          /s/  Donald C. Burke                                                                    February 21, 2001
--------------------------------------------
     (Donald C. Burke, Attorney-in-Fact)


                                 EXHIBIT INDEX



12  --   Private Letter Ruling from The Internal Revenue Service.




INTERNAL REVENUE SERVICE                                               Department of the Treasury
Index Number: 368.03-00, 368.03-01                                     Washington, DC 20224


Donald C. Burke                                                        Person to Contact:
MuniHoldings Florida Insured Fund V, Inc.                              Marie Byrne, #50-13866
800 Scudders Mill Road                                                 Telephone Number
Plainsboro, NJ 08536                                                   (202) 622-6831
                                                                       Refer Reply To:
                                                                       CC:CORP:1-PLR-118074-00
                                                                       Date:
                                                                       January 18, 2001



LEGEND:

Acquiring            =                Muniholdings Florida Insured Fund, Inc.
                                      EIN: 22-3536487

Target               =                Muniholdings Florida Insured Fund V, Inc.
                                      EIN: 22-3665478

Bank                 =                The Bank of New York

State X              =                Commonwealth of Massachusetts


Dear Mr. Burke:

         This letter responds to a letter from your authorized representative dated September 18, 2000 regarding the federal income tax consequences of a proposed transaction. The information submitted for consideration is summarized below.

         Acquiring is organized under the laws of State X and is registered under the Investment Company Act (the "1940 Act") as a non-diversified closed-end management investment company. Acquiring has elected to be taxed as a regulated investment company (RIC) under sections 851 through 855 of the Internal Revenue Code. Target is organized under the laws of State A and is registered under the 1940 Act as a non-diversified closed-end management investment company. Target has elected to be treated as a regulated investment company (RIC) under sections 851 through 855 of the Internal Revenue Code.

         Acquiring and Target share the same investment objective, which is to provide shareholders with current income that is exempt from federal income tax and to provide shareholders the opportunity to own shares whose value is exempt from State X personal property tax. Each Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-term, investment grade municipal obligations the interest on which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Bonds"). Under normal circumstances, each Fund invests at least 80% of its assets in municipal obligations with remaining maturities of one year or more that are covered by insurance guaranteeing the timely payment of principal at maturity and interest when due.

         Acquiring currently has outstanding one class of voting common stock and five series of voting preferred stock. Target has outstanding one class of voting common stock and one series of voting preferred stock. Both Acquiring and Target file their income tax returns based on the accrual method of accounting.

         For what are represented to be valid business reasons, Acquiring and Target have approved a plan of reorganization. Pursuant to the plan, Acquiring and Target propose the following transaction (the "Reorganization"):

(i) Target will transfer all of its assets and liabilities to Acquiring in exchange for an equal value of newly issued Acquiring voting common stock and voting preferred stock. No fractional shares will be issued, due to the expense and inconvenience of issuing and transferring fractional shares. Acquiring's transfer agent, Bank, will aggregate all fractional shares of Acquiring common stock and sell the resulting whole shares on a national exchange at the current market price. Each holder of a fractional interest will be entitled to a pro rata share of the cash proceeds in lieu of Acquiring fractional shares.

(ii) Target will liquidate and distribute to its shareholders all of the Acquiring stock received in the exchange. Each Target shareholder will receive a proportionate number of Acquiring common and preferred shares equal to the aggregate net asset value of the Target common or preferred shares owned by such shareholder on the exchange date.

(iii) Target will dissolve in accordance with the laws of State X and will terminate its registration under the 1940 Act.

(iv) Acquiring may sell up to 66% of the assets received from Target in the transaction to unrelated purchasers and will reinvest any proceeds consistent with its investment objectives and policies.

         Acquiring and Target have made the following representations in connection with the transaction:

(a) The fair market value of the Acquiring stock received by each Target shareholder will be approximately equal to the fair market value of the Target stock surrendered in the exchange.

(b) There is no plan or intention by Target shareholders who own 5% or more of the Target stock, and to the best knowledge of the management of Target, there is no plan or intention on the part of the remaining shareholders of Target, to sell, exchange, or otherwise dispose of a number of shares of Acquiring stock received in the Reorganization that would reduce Target shareholders' ownership of Acquiring stock to a number of shares having a value, as of the date of the Reorganization, of less than 50% of the value of all of the formerly outstanding stock of Target as of the same date. For purposes of this representation, shares of Target stock exchanged for cash or other property or surrendered by dissenters will be treated as outstanding Target stock on the date of the Reorganization. Moreover, shares of Target stock and shares of Acquiring stock held by Target shareholders and otherwise sold, redeemed, or disposed of prior to or subsequent to the Reorganization will be considered in making this representation.

(c) Acquiring will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Target immediately prior to the Reorganization. For purposes of this representation, amounts paid by Target to dissenters, amounts used by Target to pay its reorganization expenses, amounts paid by Target to shareholders who receive cash or other property, and all redemptions and distributions (except for regular, normal dividends) made by Target immediately preceding the transfer will be included as assets of Target held immediately prior to the Reorganization.

(d) Acquiring has no plan or intention to reacquire any of its stock issued in the Reorganization.

(e) After the Reorganization, Acquiring will use the assets acquired from Target in its business, except that a portion of these assets may be sold or otherwise disposed of in the ordinary course of Acquiring's business. Any proceeds will be invested in accordance with Acquiring's investment objectives. Acquiring has no plan or intention to sell or otherwise dispose of any of the assets of Target acquired in the Reorganization, except for dispositions made in the ordinary course of business.

(f) Target will distribute to its shareholders the stock of Acquiring it receives pursuant to the plan of reorganization.

(g) The shares of Acquiring preferred stock to be received by the Target preferred shareholders in exchange for their shares of Target preferred stock will be identical to the shares of Target preferred stock exchanged.

(h) The liabilities of Target assumed by Acquiring and any liabilities to which the transferred assets of Target are subject were incurred by Target in the ordinary course of its business.

(i) Following the Reorganization, Acquiring will continue the historic business of Target or use a significant portion of Target's historic business assets in the continuing business.

(j) Target, Acquiring, and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the Reorganization.

(k) There is no intercorporate indebtedness existing between Acquiring and Target that was issued, acquired, or will be settled at discount.

(l) Acquiring and Target each meets the requirements of a regulated investment company in section 368(a)(2)(F).

(m) The fair market value of the assets of Target transferred to Acquiring will equal or exceed the sum of the liabilities to be assumed by Acquiring, plus the amount of the liabilities, if any, to which the transferred assets are subject.

(n) Acquiring does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Target.

(o) Cash is being distributed to shareholders of Target in lieu of fractional shares of Acquiring solely to save Acquiring the expense and inconvenience of issuing and transferring fractional shares, and such cash does not represent separately bargained for consideration in the Reorganization. The total cash consideration that will be paid to Target shareholders instead of issuing fractional shares of Acquiring stock will not exceed one percent of the total consideration that will be issued to Target shareholders in exchange for their shares of Target stock. The fractional share interests of each shareholder of Target will be aggregated, and no Target shareholder will receive cash in an amount equal to or greater than the value of one full share of Acquiring stock.

(p) Target is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A).

(q) Target and Acquiring have elected to be taxed as RICs under section 851, and for all of their taxable periods (including the last short taxable period ending on the date of the Reorganization for Target), have qualified for the special tax treatment afforded RIC's under the Code. After the Reorganization, Acquiring intends to continue to so qualify.

(r) There is no plan or intention for Acquiring (the issuing corporation as defined in section 1.368-1(b)) or any person related (as defined in section 1.368-1(e)(3)) to Acquiring, to acquire during the five-year period beginning on the date of the Reorganization, with consideration other than Acquiring stock, Acquiring stock furnished in exchange for a proprietary interest in Target in the Reorganization, either directly or through any transaction, agreement, or arrangement with any other person, except for cash distributed to Target's common shareholders in lieu of fractional shares of Acquiring.

(s)      During the five-year period ending on the date of the Reorganization:
         (i) neither Acquiring, nor any person related (as defined in section 1.368-1(e)(3)) to Acquiring, will have acquired Target stock with consideration other than Acquiring stock, (ii) neither Target nor any person related (as defined in section 1.368-1(e)(3) without regard to section 1.368-1(e)(3)(i)(A)) to Target, will have acquired Target stock with consideration other than Acquiring stock or Target stock, and (iii) no distributions will have been made with respect to Target stock (other than ordinary, normal, regular dividend distributions made pursuant to Target's historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for (a) cash paid to dissenters, and (b) distributions described in sections 852 and 4982.

(t) The aggregate value of the acquisitions, redemptions, and distributions discussed in paragraphs (r) and (s) above will not exceed 50% of the value (without giving effect to the acquisitions, redemptions, and distributions) of the proprietary interest in Target on the effective date of the Reorganization.

         Based solely on the information submitted and on the representations set forth above, we hold as follows:

(1) The acquisition by Acquiring of substantially all of the assets of Target as described in steps (i) -(iv) above, will qualify as a reorganization within the meaning of section 368(a)(1)(C). Target and Acquiring each will be "a party to a reorganization" within the meaning of section 368(b).

(2) Target will recognize no gain or loss on the transfer of its assets to Acquiring in exchange solely for voting shares of Acquiring stock or on the distribution of Acquiring stock to its shareholders. Sections 361(a), (c).

(3) Acquiring will recognize no gain or loss on the receipt of the assets of Target in exchange for voting stock of Acquiring. Section 1032(a).

(4) The basis of Target's assets in the hands of Acquiring will be the same as the basis of those assets in the hands of Target immediately prior to the Reorganization. Section 362(b).

(5) Acquiring's holding period for the Target assets acquired will include the period during which such assets were held by Target.
         Section 1223(2).

(6) The common and preferred shareholders of Target will recognize no gain or loss on their respective receipt of common stock and preferred stock of Acquiring solely in exchange for their Target shares, except to the extent that the Target shareholders receive cash representing an interest in fractional shares of Acquiring in the Reorganization. Section 354(a).

(7) The basis of the Acquiring stock received by the Target shareholders will be the same as the basis of the Target stock surrendered in exchange therefor. Section 358(a)(1).

(8) The holding period of the Acquiring stock received by the Target shareholders in exchange for their Target stock will include the period during which the shareholders held the Target stock exchanged therefor, provided that the shareholders held such stock as a capital asset on the date of the exchange. Section 1223(1).

(9) The payment of cash to the Target shareholders in lieu of fractional shares of Acquiring will be treated as though the fractional shares were distributed as part of the Reorganization and then redeemed by Acquiring. The cash payment will be treated as a distribution in full payment for the fractional shares deemed redeemed under section 302(a), with the result that such Target shareholders will have short-term or long-term capital gain or loss to the extent that the cash distribution differs from the basis allocable to their fractional shares.

(10) Pursuant to sections 381(a) and (b) of the Code and section 1.381(a)-1 and 1.381(b)-1 of the Income Tax Regulations, the tax year of Target will end on the effective date of the Reorganization, and Acquiring will succeed to and take into account the items of Target described in section 381(c), subject to the provisions and limitations specified in sections 381, 382, 383, and 384,and the regulations thereunder.

         We express no opinion about the tax treatment of the proposed transaction under any other provisions of the Code and Income Tax Regulations, or about the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered by the above rulings. Specifically, no opinion was requested, and none is expressed, about whether either Acquiring or Target qualifies as a RIC that is taxable under Subchapter M, Part 1 of the Code.

         The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for rulings, it is subject to verification on examination.

         This ruling is directed only to the taxpayer(s) requesting it.
Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent. A copy of this letter must be attached to any income tax return to which it is relevant.

         In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.

                                  Sincerely,

                                  Associate Chief Counsel (Corporate)




                                  By: /s/ Mark S. Jennings
                                      ---------------------------------------
                                      Mark S. Jennings
                                      Chief, Branch 1